# SEC Schedule 13D/A (Amendment No. 28) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NC SLF INC., CIK 0001844684
CUSIP: 000000000
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, New York (NY), 10152
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0001480561
Persons authorized to receive notices and communications: Garon Meikle, Chief Financial, UAW Retiree Medical Benefits Trust, 1155 Brewery Park Blvd., Suite 400, Detroit, Michigan (MI), 48207, (313) 324-5900

## Reporting persons
- UAW Retiree Medical Benefits Trust (CIK 0001480561): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 69,245,897; sole dispositive power 0; shared dispositive power 69,245,897; aggregate amount beneficially owned 69,245,897 (99.2% of the class)
- UAW Chrysler Retirees Medical Benefits Plan (CIK 0001795057): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 13,502,947; sole dispositive power 0; shared dispositive power 13,502,947; aggregate amount beneficially owned 13,502,947 (19.3% of the class)
- UAW Ford Retirees Medical Benefits Plan (CIK 0001795052): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 21,050,751; sole dispositive power 0; shared dispositive power 21,050,751; aggregate amount beneficially owned 21,050,751 (30.2% of the class)
- UAW GM Retirees Medical Benefits Plan (CIK 0001795050): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 34,692,199; sole dispositive power 0; shared dispositive power 34,692,199; aggregate amount beneficially owned 34,692,199 (49.7% of the class)
- Hershel Harper (CIK 0001794997): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 69,245,897; sole dispositive power 0; shared dispositive power 69,245,897; aggregate amount beneficially owned 69,245,897 (99.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: NC SLF INC.
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, New York (NY), 10152

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 is hereby amended to include the following:

On May 12, 2026, pursuant to drawdown notices delivered in accordance with the Subscription Agreements (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 199,865 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 311,584 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan 513,499 Shares. The price per Share was $9.66.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Shares to which this Amendment No. 28 relates is 69,245,897. Such aggregate number of Shares represents 99.2% of the common stock of the Issuer. The percentage reported in this Amendment No. 28 is calculated based upon 69,773,584 Shares outstanding as of May 12, 2026 as indicated by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 13,502,947 Shares. Such Shares represent 19.3% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 21,050,751 Shares. Such Shares represent 30.2% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 34,692,199 Shares. Such Shares represent 49.7% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 69,245,897 Shares held by the Plans. Such Shares represent 99.2% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 69,245,897 Shares held by the Plans. Such Shares represent 99.2% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- UAW Retiree Medical Benefits Trust: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (05/14/2026)
- UAW Chrysler Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (05/14/2026)
- UAW Ford Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (05/14/2026)
- UAW GM Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (05/14/2026)
- Hershel Harper: /s/ Hershel Harper, Hershel Harper (05/14/2026)